# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProQR Therapeutics N.V., CIK 0001612940
CUSIP: N71542109
Title of class of securities: Ordinary Shares, nominal value EUR0.04 per share
Address of issuer's principal executive offices: Zernikedreef 9, Leiden, Netherlands (P7), CK 2333
Date of event which requires filing of this statement: 07/15/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-26-005130
Filed by CIK 0001795097

## Reporting persons
- STICHTING AESCAP LIFE SCIENCES: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Netherlands (P7); sole voting power 4,156,878; shared voting power 0; sole dispositive power 4,156,878; shared dispositive power 0; aggregate amount beneficially owned 4,156,878 (2.95% of the class)
  Comment: (1) Based upon 141,121,476 ordinary shares outstanding
- PRIVIUM FUND MANAGEMENT B.V.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Netherlands (P7); sole voting power 5,467,149; shared voting power 0; sole dispositive power 5,467,149; shared dispositive power 0; aggregate amount beneficially owned 5,467,149 (3.87% of the class)
  Comment: (1) Based upon 141,121,476 ordinary shares outstanding
- STICHTING AESCAP GENETICS: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Netherlands (P7); sole voting power 1,310,271; shared voting power 0; sole dispositive power 1,310,271; shared dispositive power 0; aggregate amount beneficially owned 1,310,271 (0.93% of the class)
  Comment: (1) Based upon 141,121,476 ordinary shares outstanding
- INSPIRATIONAL VISIONS B.V.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Netherlands (P7); sole voting power 35,411; shared voting power 0; sole dispositive power 35,411; shared dispositive power 0; aggregate amount beneficially owned 35,411 (0.03% of the class)
  Comment: (1) Based upon 141,121,476 ordinary shares outstanding
- PATRICK JOHAN HENDRIK KROL: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Netherlands (P7); sole voting power 5,528,862; shared voting power 0; sole dispositive power 5,528,862; shared dispositive power 0; aggregate amount beneficially owned 5,528,862 (5.2% of the class)
  Comment: (1) Based upon 141,121,476 ordinary shares outstanding

## Item 1. Issuer
Name of issuer: ProQR Therapeutics N.V.
Address of issuer's principal executive offices: Zernikedreef 9, Leiden, The Netherlands CK 2333

## Item 2. Person Filing
Name of person filing:
(i) Stichting Aescap Life Sciences ("Aescap Life Sciences")

(ii) Privium Fund Management B.V. ("Privium"), as the fund manager of Aescap Life Sciences

(iii) Stichting Aescap Genetics ("Aescap Genetics")

(iv) Inspirational Visions BV ("Inspirational Visions")

(v) Patrick Johan Hendrik Krol ("Krol"), the portfolio manager for Privium regarding Aescap Life Sciences and Aescap Genetics and the managing director of Inspirational Visions

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
The principal business address of each of Aescap Life Sciences, Privium, Aescap Genetics and Krol is:

Gustav Mahlerplein 3
1082 MS Amsterdam
The Netherlands

The principal business address of Inspirational Visions is:

A.J. Ernststraat 595-C
1082 LN Amsterdam
The Netherlands
Citizenship: The citizenship of each of the Reporting Persons is the Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As its Fund Manager, the Shares held by Aescap Life Sciences may be deemed to be beneficially owned by Privium. In addition, as its Fund Manager, the Shares held by Aescap Genetics may be deemed to be beneficially owned by Privium. As the portfolio manager of Privium, Krol may be deemed to beneficially own the Shares held by Aescap Life Sciences and Aescap Genetics. In addition, as the managing director of Inspirational Visions, Krol may be deemed to beneficially own the Shares held by
Inspirational Visions.

As of the date of this report, Aescap Life Sciences directly held 4,156,878 Shares. As of the date of this report, Aescap Genetics directly held 1,310,271 Shares. As of the date of this report, Inspirational
Visions directly held 35,411 Shares. As of the date of this report, Krol directly held 26,302 Shares.
Percent of class:
Aescap Life Sciences may be deemed the beneficial owner of approximately 2.95% of the Shares outstanding.

Privium may be deemed the beneficial owner of approximately 3.87% of the Shares outstanding.

Aescap Genetics may be deemed the beneficial owner of approximately 0.93% of the Shares outstanding.

Inspirational Visions may be deemed the beneficial owner of approximately 0.03% of the Shares outstanding.

Krol may be deemed the beneficial owner of approximately 3.92% of the Shares outstanding.
Sole power to vote or to direct the vote:
Aescap Life Sciences: 4,156,878

Privium: 5,467,149

Aescap Genetics: 1,310,271

Inspirational Visions: 35,411

Krol: 5,528,862
Shared power to vote or to direct the vote:
Aescap Life Sciences: 0

Privium: 0

Aescap Genetics: 0

Inspirational Visions: 0

Krol: 0
Sole power to dispose or to direct the disposition:
Aescap Life Sciences: 4,156,878

Privium: 5,467,149

Aescap Genetics: 1,310,271

Inspirational Visions: 35,411

Krol: 5,528,862
Shared power to dispose or to direct the disposition:
Aescap Life Sciences: 0

Privium: 0

Aescap Genetics: 0

Inspirational Visions: 0

Krol: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement (filed herewith).

## Signatures
- STICHTING AESCAP LIFE SCIENCES: /s/ P.J.H. Krol, P.J.H. Krol, Portfolio Manager of Privium Fund Management B.V., its Fund Manager (07/15/2026)
- PRIVIUM FUND MANAGEMENT B.V.: /s/ P.J.H. Krol, P.J.H. Krol, Portfolio Manager (07/15/2026)
- STICHTING AESCAP GENETICS: /s/ P.J.H. Krol, P.J.H. Krol, Portfolio Manager of Privium Fund Management B.V., its Fund Manager (07/15/2026)
- INSPIRATIONAL VISIONS B.V.: /s/ P.J.H. Krol, P.J.H. Krol, Managing Director (07/15/2026)
- PATRICK JOHAN HENDRIK KROL: /s/ P.J.H. Krol, P.J.H. Krol (07/15/2026)